Exhibit 1

Media Relations Chito Maniago +632 849 3600 chito.maniago@cemex.com	Investor Relations Pierre Co +632 849 3600 pierre.co@cemex.com

CEMEX HOLDINGS PHILIPPINES REPORTS

2017 FIRST QUARTER RESULTS

•	In the first quarter of 2017, net income declined 24% versus same period last year, from PhP 460 million pro forma in 2016 to PHP 350 million.

•	In the first quarter of 2017, cement volume declined 9% versus same period of last year, but increased 4% on a sequential basis versus fourth quarter 2016.

•	Cement volumes in March 2017 were the highest in the last 17 months

•	In the first quarter of 2017, cost of sales remained stable as a percentage of sales and declined on a unitary basis versus the same period of last year.

•	Lower financial expenses due to the refinancing of its principal U.S. dollar-denominated debt into Philippine Pesos.

MANILA, PHILIPPINES. APRIL 28, 2017 – CEMEX Holdings Philippines, Inc. (“CHP”) (PSE: CHP), announced today that consolidated net income for the first quarter of 2017 declined by 24%, to PhP 350 million, against pro forma net income from the same period last year. Lower volume and price were partially mitigated by better cost of sales and lower financial expenses.

Cement volumes were lower by 9% in the first quarter versus same period last year due to adverse weather conditions that persisted from last year into January and February and a high base of comparison which was marked by strong construction activity prior to the 2016 elections. In the first quarter, CHP’s prices declined by 7% on a year-on-year basis.

Pedro Jose Palomino, President and CEO of CHP said that “The first quarter sales performance has been challenging, but we are encouraged by improvements in cement volumes versus the prior quarter and a strong sales performance in March which was the highest in the last 17 months. As a result, our revenues also increased by 2% versus the prior quarter.”

Cost of sales declined by 14% in absolute terms and 6% on a unitary basis compared with the same period last year, mainly due to better energy costs despite inflationary pressure and higher efficiency at the plants.

As of March 31, 2017, CHP has refinanced and fully paid its U.S. dollar-denominated related party loan with New Sunward Holding B.V. with proceeds from a Senior Secured Peso Term Loan Facility with BDO Unibank, Inc.

Vincent Paul Piedad, Treasurer of CHP said, “This refinancing has slashed our financial expense and drastically reduced our foreign exchange exposure. Our consolidated financial expense decreased by PhP 187 million this quarter versus same period 2016 pro-forma. ”

Palomino added, “Despite the challenging demand situation, our company remains motivated by the prospects of Philippine construction, especially in light of government’s pronouncements on infrastructure investments. In the meantime, we remain focused on managing variables under our control and our plans for growth in the country remain intact.”

CHP is one of the leading cement producers in the Philippines, based on installed annual capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” each of which has a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under Philippine Financial Reporting Standards (“PFRSs”) which are issued by the Philippine Financial Reporting Standards Council. PFRSs are based on

International Financial Reporting Standards issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CHP believes that they are widely accepted as financial indicators of CHP’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CHP’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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